Exhibit (a)(1)(vi)

INVECTURE GROUP, S.A. de C.V.

Montes Urales 750 Piso 3

CP11000 México, D.F.

October 10, 2013

Dear Kimber Shareholder:

We are pleased to enclose the offer (the “Offer”) of Invecture Group, S.A. de C.V. (the “Offeror”) to purchase, at a price of Cdn$0.15 cash per common share (the “Offer Price”), all of the issued and outstanding common shares of Kimber Resources Inc. (“Kimber”), other than any Common Shares owned directly or indirectly by the Offeror and its affiliates, and including any Common Shares that may become issued and outstanding after the date of this Offer but prior to November 15, 2013 (the “Expiry Date”) upon the conversion, exchange or exercise of any securities of Kimber that are convertible, exchangeable or exercisable for Common Shares. The Offer is subject to the terms and conditions described in the Offer and take-over bid circular (the “Circular”) dated October 10, 2013, a copy of which is enclosed with this letter.

Consideration

The Offer Price of Cdn$0.15 in cash for each Common Share represents a premium of approximately 67% to the closing price of the Common Shares on the TSX on September 24, 2013, the last trading day prior to the announcement of the Offer, and a premium of approximately 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013.

Reasons to Tender

In addition to the attractive premium represented by the Offer Price, we urge you to consider the following reasons to accept the Offer, all of which are described in greater detail in the Offer and Circular:

•	The Offer is comprised entirely of cash, providing Kimber shareholders with certainty of value and liquidity; and

•	The board of directors of Kimber has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Kimber and its shareholders and accordingly, has agreed to UNANIMOUSLY RECOMMEND that Kimber’s shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

The Offer expires at 5:00 p.m. (Toronto time) on the Expiry Date, which is November 15, 2013, unless it is withdrawn or extended in accordance with its terms by the Offeror.

To deposit your Common Shares, a letter of transmittal or, if necessary, a notice of guaranteed delivery (both of which are included with the Offer and Circular) must be completed and returned in accordance with the terms and conditions set out under Section 3 of the Offer, “Manner of Acceptance”. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee well in advance of the Expiry Date. Intermediaries likely have established tendering cut-off times prior to the Expiry Date. Shareholders must instruct their investment advisor, stockbroker, bank, trust company or other nominee promptly if they wish to tender their Common Shares to the Offer.

No fee or commission will be payable by you if you transmit your Common Shares directly to the depositary for the Offer, Computershare Investor Services Inc. However, if you hold your Common Shares through an investment advisor, stockbroker, bank, trust company or other nominee, that person may charge you a fee for depositing your Common Shares on your behalf.

We appreciate your careful and immediate attention to the Offer and hope that it will be favourably received. Should you have any questions about the Offer or require any assistance in depositing your Common Shares, we invite you to contact the information agent for the Offer, Laurel Hill Advisory Group, toll-free in North America at 1-877-452-7184, or outside North America please call collect to 1-416-304-0211. For further information regarding the Offer, including the Canadian and U.S. federal tax implications to Kimber shareholders in respect of the Offer, please refer to the Offer and Circular.

Yours sincerely,

INVECTURE GROUP, S.A. de C.V.

(signed) “John Detmold”

John Detmold

Managing Director